UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated September 14, 2004

2.

News Release dated September 15, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:   September 15, 2004                   By:  /s/ Bill O. Wood

                                                                        Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:

  SCV.TSXV
    OTC PINK SHEETS:          SCVTF

Kardokus 4-10 Flowing & Selling Gas

September 14, 2004 – The Company is pleased to announce that the Kardokus 4-10 well started selling gas at a rate of 2,700,000 Cubic Feet Per Day on the Lasley Project in western Oklahoma.  The well was drilled to a target depth of 14,800 feet and pipe was set to total depth.  Western Oil and Gas Development (Western), the operator, fraced the Red Fork “D” on Monday, August 30 and test flowed the well until Saturday, September 4. Due to the recent fracing of the well Western will continue to flow the well on different choke sizes to obtain the best pressure and flow rates.  Additional hydrocarbon shows were encountered in the Marchand, Lower Skinner, and Red Fork A, D, and F formations.  Sovereign has a 14%+/- working interest in the leased area.

The following wells are currently producing at the Lasley project:  Williams 1-9, Tiger 1-15, Bear 1-19, Oklahoma State 1-13, Kardokus A1-10, Kardokus 3-10, Alley Cat 1-14, King 1-32, Sheward 1-31, Tiger 2-15, Stray Cat 1-14 and the Rosser 1-11. The well mentioned above is an offset to the Kardokus 3-10 well completed in August of 2003, which has produced 399,663 MCF and is presently producing at 1,800 to 2,000 MCF of gas per day.

The Lasley Project covers approximately 10,000 +/- acres that is part of a 60,000 acre Area of Mutual interest with Western and Saxon Oil, Company.

Additional information about the projects Sovereign is presently participating in can be seen on its web site sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Toll Free:  1-877-366-4464   Telephone:  (325) 676-8500     Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

TSX Venture Exchange:

SCV.TSXV
OTC PINK SHEETS:

SCVTF

SOVEREIGN CLOSES $300,000 CONVERTIBLE NOTE PRIVATE PLACEMENT

September 14, 2004 – Sovereign Chief Ventures Ltd. (the "Company") has closed a private placement of CAD$300,000 convertible notes due one year from the date of issue and subject to earlier acceleration in certain circumstances.  The notes will be convertible into shares of the Company at CAD$0.26 per share until September 13, 2005.

The proceeds from the issue of the notes will be used to cover drilling and completion costs of the Kardokus 5-10 well to be drilled at the Lasley Project in western Oklahoma.

The Company has paid a finder's fee of $6,864 in respect of this private placement.

The notes and shares issuable upon conversion of the notes are subject to a hold period and may not be traded in British Columbia until January 14, 2005, except as permitted by the Securities Act (British Columbia) and the Rules thereunder and the TSX Venture Exchange.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Toll Free:  1-877-366-4464   Telephone:  (325) 676-8500      Facsimile:  (325) 676-8106
Email:  info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.